Exhibit h.5

Fund Administration Servicing Agreement

Exhibit A

Separate Series of Frontegra Funds, Inc.

Name of Series	Date Added

Frontegra Total Return Bond Fund	September 1, 1999
Frontegra Opportunity Fund	September 1, 1999
Frontegra Growth Fund	September 1, 1999
Frontegra Investment Grade Bond	January 31, 2001
Frontegra Horizon Fund	August 1, 2002